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SEC FILE NUMBER
0-17795

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q and Form 10-QSB ☐ Form N-SAR

	For Period Ended:	December 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cirrus Logic, Inc.

Full Name of Registrant

Former Name if Applicable

2901 Via Fortuna

Address of Principal Executive Office (Street and Number)
Austin, TX 78746

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced on October 23, 2006, the Company, at the direction of the Audit Committee of the Company’s Board of Directors, performed an initial review of selected stock options grants. In the course of that initial review, the Company discovered information that raises potential questions about the measurement dates used by the Company to account for certain stock option grants. At the recommendation of the Audit Committee, a Special Committee of the Board of Directors was formed to conduct a more detailed review of past stock option grants and related accounting matters. The Special Committee is conducting this review with the assistance of outside legal counsel.
The Special Committee has not completed its review and the Company is not currently able to determine whether adjustments will be required to the Company’s previously reported financial results. The Company will not be able to file its Form 10-Q for the third fiscal quarter ended December 30, 2006 until this review is completed. The Company intends to file this Form 10-Q as soon as practicable following the completion of the Special Committee’s review, but does not expect that it will be able to file this report on or before the fifth calendar day following the required filing date prescribed in Rule 12b-25.
As previously reported on October 30, 2006, the Division of Enforcement of the Securities and Exchange Commission (the “SEC”) recently notified the Company that it is conducting an informal investigation and requested that the Company provide the SEC certain information relating to the Company’s historical stock option practices.
Further, on January 26, 2007, the Company received notice from the staff of the Nasdaq Stock Market stating that the Nasdaq Listing Qualifications Panel has granted the company's request for continued listing on The Nasdaq Global Select Market. Cirrus Logic's continued listing is subject to the conditions that the company provides Nasdaq with certain information regarding the results of the previously announced investigation by a special committee of the company's board of directors on or about March 1, 2007, and files any delinquent periodic reports, and any required restatements, by April 18, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thurman K. Case	512	851-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed the Form 10-Q for it’s second fiscal quarter ended September 23, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Special Committee described in Part III above has not completed its review and the Company is not currently able to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be required. As a result, the Company has not checked either of the boxes above.

Cirrus Logic, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 8, 2007	By	/s/ Thurman K. Case
Acting Chief Financial Officer
Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.